To Call Writer Directly:
312 861-2000

200 East Randolph Drive
Chicago, Illinois 60601

312 861-2000

www.kirkland.com

Facsimile:
312 861-2200

October 12, 2005
VIA EDGAR
Mark Webb
Kathryn McHale
Isa Farhat
Don Walker
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Triad Financial Corporation
Registration Statement on Form S-4
Filed July 12, 2005
File No. 333-126538
Ladies and Gentlemen:
     This letter is provided on behalf of Triad Financial Corporation, a California corporation (the “Company”), in response to written comments received from the staff of the Division of Corporation Finance (the “Staff”) on August 11, 2005 with regard to the above Registration Statement on Form S-4 (the “Registration Statement”).
     The responses below correspond to the captions and numbers of such comments which are reproduced below in italic type. Where applicable, the revised pages or sections of the Registration Statement have been referenced. Unless otherwise indicated, all page references herein are to pages of the Registration Statement. Copies of Amendment No. 1 to the Registration Statement are enclosed and have been marked to show changes from the Registration Statement originally filed on July 12, 2005. Capitalized terms used herein but not otherwise defined herein have the meanings set forth in the Registration Statement.
General
1.	Please advise us whether you will leave the offering open at least 20 business days.
     Response: The offering will be open for 20 full business days in compliance with Rule 14e-1(a) as we intend to leave the exchange offer open for 21 business days as it will expire at 5:00 p.m. on the expiration date.
2.	Please send with your next amendment a letter from Triad with the representations from the Exxon Capital, Morgan Stanley, and Sherman and Sterling no action letters.

Response: We have enclosed the requested letter as Annex A to this letter.

3.	Please file all material agreements, including the loan and security agreement with Ford

London               Los Angeles                Munich               New York               San Francisco               Washington, D.C.

     Credit.
     Response: We have filed all material agreements, including the loan and security agreement with Ford Motor Credit Company.
4.	Please include updated interim financial statements and consents from the independent accountants in the pre-effective amendment. Ensure that the consents properly reflect whether the report of the accountant is included in the document or incorporated by reference.
     Response: We have included updated interim financial statements and the independent accountants’ consent. See pages F-18 through F-38 and Exhibit 23.1.
5.	Please revise your headings in your tabular disclosure of supplementary financial information throughout the document to clearly distinguish between audited information and unaudited information. Those columns that are audited and presented with unaudited information should be marked “audited”. Refer to AU Section 558.
     Response: We have revised our headings to clearly distinguish between audited information and unaudited information.
6.	Please revise your disclosures to provide a balanced presentation of GAAP and non-GAAP discussion and analysis. For example, your credit quality ratios are presented on a managed basis with no corresponding disclosure on an as reported basis. Your disclosures should clearly separate and describe the results of operations and changes in financial condition on an owned basis as reported in your consolidated financial statements in addition to the disclosures that you provide on a managed basis.
     Response: We have revised our prospectus to provide additional disclosure and analysis of results on an owned basis, including credit quality, prior to disclosure and analysis of total managed results. See, e.g., pages 10 and 11.
7.	Please revise your disclosures to tell investors that the managed basis presented is a non-GAAP presentation. Explain why you believe that the information is useful and relevant, and how you expect an investor to use the data. Identify significant factors that should be considered and significant trends or requirements not captured by the managed basis presentation to endure balance and to avoid undue reliance on the non-GAAP presentation. Your GAAP based presentation should precede your non-GAAP presentation. Refer to Release No. 33-8176: Conditions for Use of Non-GAAP Financial Measures and Item 10(e)(1)(ii)(E) of Regulation S-K.
     Response: We have added an introduction to each total managed section stating that the disclosure is a non-GAAP measure and also explaining why we believe the information is useful and relevant. See pages 11 through 12, 43 through 44, 56 and 67.
Cover of Prospectus
8.	Please remove from the cover page anything that is not required by our rules to be on the cover page.
     Response: We have revised the cover page of the prospectus in response to the Staff’s comment.
Summary
9.	Please state that the Summary highlights the material information, not selected information, in the prospectus.
     Response: We have made the requested change in response to the Staff’s comment. See page 1.
10.	Please delete Our Competitive Strengths and Our Business Strategy from the Summary. It is inappropriate to include this information in the Summary of a prospectus primarily addressed to persons that already hold the notes, especially since the information is duplicated elsewhere in the prospectus.
     Response: We have deleted the “Our Competitive Strengths” and “Our Business Strategy” sections from the Summary in response to the Staff’s comment. See page 2.
The Transactions, page 4
11.	Please revise your disclosure to clarify the definition of “the Transactions.” Currently, you have written: In order to finance the Transactions you have contemplated the occurrence of the Transactions.
     Response: We have revised our disclosure in response to the Staff’s comment. See page 2.
Change of Control
12.	Please indicate, if true, that you may not have the cash to effect this repurchase.
     Response: We have added disclosure in response to the Staff’s comment. See page 8.
Risk Factors
General
13.	Either delete the sentences in the preamble about risks you do not describe, or expand them into a separate risk factor.
     Response: We have deleted the sentences in response to the Staff’s comment. See page 13.
14.	Please revise all risk factors that include language such as “we cannot assure you.” The inability to guarantee or assure an outcome is not a risk.

     Response: We have revised the risk factors to delete language such as “we cannot assure you.” See pages 13 through 25.
Your outstanding notes will not be accepted, page 14
15.	Please delete this risk factor and the following one. They do not set forth risks of participating in the transaction being registered and are coercive.
     Response: We have deleted these two risk factors in response to the Staff’s comment. See page 13.
Federal and state statutes allow courts, page 19
16.	Please mention fraudulent transfer in the caption.
     Response: We have added fraudulent transfer in the risk factor caption in response to the Staff’s comment. See page 17.
Use of Proceeds, page 38
17.	Please include information similar to that required by Item 504 of Regulation S-K for the old notes.
     Response: We have added additional disclosure in response to the Staff’s comment. See page 36.
Unaudited Pro Forma Condensed Consolidated Financial Information, page 40
18.	Please tell us how you determined the fair values of the net assets acquired in the purchase transaction disclosed herein.
     Response: The fair value of the net assets acquired was determined based on internal valuations performed as of closing date of the transaction as discussed in the footnotes to the financial statements.
     Specifically, the fair value of retained interests in securitized assets was determined based on calculating the present value of projected cash flows to be received using our best estimates of key assumptions including discount rate, prepayment rate and credit losses.
     The fair value of acquired finance receivables was determined based on cash flows as projected by both management and our investment banker, taking into account expected losses and prepayments, discounted at a required rate of return commensurate with the associated risk.
     The fair value of remaining assets and liabilities was assumed to approximate carrying value based on either the asset or liability being short-term in nature (e.g., accrued interest, collateral held for resale, other assets and liabilities) or the asset or liability was generated as of the date of the acquisition (e.g., capitalized costs, revolving credit facilities, due to Ford Motor Credit Company, senior notes payable).

     Additionally, the Company did not identify any other intangible assets that it believed warranted value as of the date of the acquisition.
19.	Please revise to discuss whether a third party valuation of the net assets acquired in the acquisition was performed.
     Response: As the June 30, 2005 pro forma financial information is limited to pro forma statements of income, and as the footnotes to the financial statements describe how fair values were determined as of the transaction date, we do not believe it is necessary to add language to the pro forma disclosures stating that a third party valuation was not performed.
20.	Please revise to present each pro forma adjustment in a self-balancing format. A reader should be able to easily re-calculate the amount of each adjustment.
     Response: Each pro forma adjustment in the pro forma statements of income now reflects an individual adjustment item and is described in the referenced footnote disclosure.
Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Income, page 45
21.	Please revise footnote (c) to further illustrate the facts and circumstances that led you to conclude that an impairment charge was appropriate. Refer to paragraph (b)(6) of Rule 11-02 of Regulation S-X.
     Response: We have eliminated the footnote as the goodwill impairment charge is no longer a pro forma adjustment item. Additionally, the footnotes to the financial statements at F-9 and F-27 discuss the facts that led us to conclude an impairment charge was appropriate as of December 31, 2004.
Management’s Discussion and Analysis
General, page 50
22.	Please revise your disclosure to specifically describe the change in the structure of the transaction that would prevent sales treatment under paragraph 9 of SFAS 140.
     Response: We have added disclosure regarding our change in structure in response to the Staff’s comment in the beginning of our management’s discussion and analysis section. We previously included this information in the liquidity section. See page 46.
Retained Interest in Securitized Assets, page 51
23.	Please revise to provide a discussion of credit quality as it relates to your retained interest in securitized assets. Please include the following in your disclosure:
•	Risks inherent in the portfolio of underlying assets.

•	How the credit quality of the underlying assets affects the valuation of retained interests.
     Response: We have revised our disclosures to provide a discussion of credit quality as it relates to our retained interest in securitized assets. See page 47.
Results of Operations
Three Months Ended March 31, 2005 as Compared Three Months Ended March 31, 2004, page 53
24.	Please tell us why held-for-sale classification is appropriate relative to your receivables given that you are not structuring your securitizations to achieve sales treatment.
     Response: Under our previous ownership structure and prior to the April 29, 2005 purchase transaction, the intent was that all securitization transactions would be structured to meet the criteria for sales treatment.
25.	Please revise to disclose why you suspended your securitization activities during the purchase period and provide a contextual discussion of your negative operating cash flows in 2004 and 2005.
     Response: We have added disclosure discussing the suspension of securitizations and the resulting negative operating cash flows in 2004 and 2005 in response to the Staff’s comment. See page 80.
Total Managed Information, page 57
26.	Please revise throughout the document where you present managed information to provide a head note discussing how the managed information disclosed will be affected by the change in your securitization accounting. Refer to Item 303 of Regulation S-K.
     Response: We have added disclosure throughout the document where we present managed information discussing the impact of the change in accounting for securitizations. See pages 56, 67 and 76.
27.	Please revise throughout the document to provide disclosures that compare and contrast the quality of your owned receivables and your sold receivables.
     Response: We have added disclosure throughout the document comparing and contrasting the quality of our owned receivables and our sold receivables. See pages 59 through 61 and 68 through 71.
Liquidity
General, page 74
28.	Please revise to provide an enhanced liquidity analysis rather than a recitation of the items in the cash flow statements. Please explain the sources and uses of cash, paying particular attention to disclosure and analysis of matters that are not readily apparent from their cash flow statements and discussing trends, demands, and uncertainties. Refer to Release No. 33-8350/34-48960: Commission Guidance Regarding Management’s

Discussion and Analysis of Financial Condition and Results of Operations.
     Response: We have added disclosure and analysis of the various sources and uses in cash flows. See page 80.
General, page 76
29.	The second sentence in the penultimate paragraph on page 60 does not appear to make sense. Please advise or revise.
     Response: We have revised the disclosure in response to the Staff’s comment. See page 82.
Quantitative and Qualitative Disclosures about Market Risk
Direct Channel Approval Process, page 88
30.	You state that at times you “offer payment extensions to customers who have encountered temporary financial difficulty, hindering their ability to pay as contracted”. We note that a significant proportion of your customers had received extensions as of December 31, 2004. Please revise your document to provide disclosure that discusses how this policy impacts your credit quality ratios, provision for credit losses, and allowance. Provide this separately for your managed and your owned receivables.
     Response: We have expanded the disclosure of extensions to provide the percentage of receivable balances that have never been extended, been extended 1-2 times and been extended 3-4 times on an owned, sold and managed basis. See pages 54 and 60.
31.	In the last paragraph of this section, you disclose that you rely on the seller to perfect your security interest in the collateral that secures your loan. Please disclose what evidence Triad maintains to ensure their interest is and remains perfected.
     Response: We have added disclosure in response to the Staff’s comment. See page 93.
Servicing and Collections Procedures
Repossessions, page 89
32.	Please disclose what happens when auction proceeds exceed the outstanding balance of the contract.
     Response: We have added disclosure regarding auction proceeds in response to the Staff’s comment. See page 94.
Certain Relationships and Related Transaction, page 101
33.	Please provide the information required by Item 404 of Regulation S-K with regard to the transactions with Goldman Sachs.

     Response: We have added disclosure as required by Item 404 of Regulation S-K. See page 109.
Description of Other Material Indebtedness and Securitizations
Common Elements of SPE Financings, page 106
34.	Please provide us with a description of the mechanics of your securitization activities that qualify for sales treatment under SFAS 140. Specifically address how your past securitizations meet the criteria set forth in paragraph 9 of SFAS 140.
Response: Prior to the change of control, we recorded our sales of receivables in accordance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. To qualify for sale, the following accounting criteria must be met:
•	Receivables must be isolated for transferor—we transferred the receivables to a bankruptcy-remote Special Purpose Entity (SPE).

•	Transfer of receivables to a qualifying SPE or an entity that has the right to pledge or exchange the assets—we used a qualifying SPE in these off balance sheet transactions and we did not restrict the transferee from pledging or exchanging the assets.

•	Transferor must not maintain control over the assets—we are not permitted to regain control over the transferred assets or cause the return of specific assets, other than through a “cleanup” call.
Warehouse Facilities, page 107
35.	Please tell us how you considered the provisions of FIN 45 for the guarantees provided by Triad under each of your warehouse facilities for which your SPE’S are borrowers.
     Response: In accordance with FASB Interpretation No. 45, paragraph 7, a parent’s guarantee of its subsidiary’s debt owed to a third party is not subject to the initial recognition and initial measurement provisions. Disclosure requirements for a parent’s guarantee of its subsidiary’s debt owed to a third party would only be required for separate financial statements of the parent company.
Where you can find more information, page 166
36.	Please change the SEC’s office address. We have moved to 100 F Street, NE, Washington, DC 20549.
     Response: We have changed the SEC’s office address.
Financial Statements
Note 2 — Significant Accounting Policies
Finance Receivables, page F-7

37.	Please tell us how your policy for determining when receivables are classified as held for investment meets the criteria set forth in SOP 01-6. Please revise your unaudited consolidated financial statements for the three months ended March 31, 2005 and March 31, 2004, accordingly.
     Response: We have added disclosure regarding our classification policy in response to the Staff’s comment. See page F-7.
Sale of Receivables, page F-8
38.	Please provide us with your analysis that led you to conclude that the servicing fee that you earn only adequately compensates you and that you do not earn a profit above that which would be demanded in the marketplace. Refer to paragraphs 61 through 64 of SFAS 140.
     Response: We have provided the Staff supplementally with information regarding valuation of our servicing fee.
Goodwill, page F-9
39.	Please tell us how you determined that goodwill was impaired and provide us with your calculations supporting this conclusion.
     Response: We have provided the Staff supplementally with information regarding the goodwill impairment determination.
Note 4 — Allowance for Credit Losses, page F-10
40.	We note that your allowance decreased from $174 million at December 31, 2002 to $82 million at December 31, 2003, and then to $16 million at December 31, 2004. Further, we note that total loans charged-off during 2002 and 2004 exceeded the beginning of the year allowance. Please revise here and in your MD&A to provide a robust discussion of the reasons for the changes in your provision charged to expense and allowance for credit losses for the periods presented. Explain fully the reasons for changes in each of the elements and components of the credit loss allowance, so that a reader can understand how changes in risks in the portfolio during each period relate to the credit loss allowance established at period-end. Consider the following points in your revisions:
•	How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance.

•	How you determined that the allowance balance at the beginning of 2002 and 2004 properly reflected losses as of December 31, 2001 and December 31, 2003, respectively. Describe the facts and circumstances that occurred in all years presented that resulted in the significant charge offs for those years.

•	How changes in estimation methods and assumptions affected the allowance.

•	How actual changes and expected trends in nonperforming loans affected the allowance.

•	Please revise your unaudited consolidated financial statements for the three months ended March 31, 2005 and March 31, 2004, accordingly
     Response: We have added additional disclosure regarding our allowance for credit losses in response to the Staff’s comments. See pages F-10 and F-11.
Note 8 — Commitments and Contingencies, page F-16
41.	On page 28 of your S-4, you disclose the existence of a complaint filed against the Company by Condition Reports, Inc. Please revise your financial statements to disclose:
•	All material litigation pending or threatened against the Company.

•	The damages alleged relative to any material pending or threatened litigation.

•	The amounts accrued in accordance with paragraph 8 of SFAS 5. If no amounts are accrued, please provide the disclosures required by paragraph 10 of SFAS 5.
     Response: We have added additional disclosure regarding material litigation in response to the Staff’s comment. See page F-16.
Unaudited Consolidated Financial Statements, page F-18
General
42.	Please revise your interim financial statements, as appropriate, for the comments above.
     Response: We have revised our interim financial statements, as appropriate, in response to the Staff’s comments on our audited financial statements. See pages F-19 through F-38.
Exhibits
Exhibit 5.1
43.	You cannot assume the authority of persons signing on behalf of your client. Please revise.
     Response: We have deleted this assumption in response to the Staff’s comment. See Exhibit 5.1.
44.	In the penultimate paragraph, you assume no obligation to revise or update your opinion. Please remove this sentence or file your opinion again immediately prior to effectiveness of this registration statement.
     Response: We will file our opinion again immediately prior to effectiveness of this registration statement.

45.	Please file the California opinion on which you rely.
     Response: We have filed the California opinion on which we rely.
Exhibit 8.1
46.	Item 601 of Regulation S-K requires you file a tax opinion as an exhibit to your registration statement. Currently, you have filed an exhibit that references text in the registration statement but gives no opinion itself. Please include your legal opinion as to tax matters as Exhibit 8.1.
     Response: Exhibit 8.1 is a short-form opinion and states on page 1 that the discussion in the tax consequences section of the prospectus is the counsel’s opinion. See Exhibit 8.1. We have added disclosure in the prospectus clearly stating that the discussion in the tax consequences section of the prospectus is counsel’s opinion. See page 163.
* * * *
     We appreciate your timely consideration of these matters in your review of the filing referenced above. If you have any questions or would like additional information, please contact the undersigned at (312) 861-2110.

Sincerely,

/s/ Janette A. McMahan
Janette A. McMahan

cc: Triad Financial Corporation

Annex A
TRIAD FINANCIAL CORPORATION
7711 Center Avenue, Suite 100
Huntington Beach, California 92647
October 12, 2005
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-4561

Re:	Triad Financial Corporation Amendment No. 1 to Registration Statement on Form S-4 (SEC File No. 333-126538), originally filed on July 12, 2005
Ladies and Gentlemen:
     This letter is to supplementally advise the Securities and Exchange Commission (the “Commission”) that Triad Financial Corporation (the “Registrant”) is registering its exchange offer, as described in the Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission today (the “Registration Statement”), in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991), and Shearman & Stearling (available July 2, 1993).
     The Registrant hereby represents that it has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, to the best of the Registrant’s information and belief, each person participating in the exchange offer is acquiring the exchange notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. In this regard, the Registrant hereby represents that it will make each person participating in the exchange offer aware (through the exchange offer prospectus) that (1) if such person is participating in the exchange offer for the purpose of distributing the exchange notes to be acquired in the exchange offer, such person (i) cannot rely on the Commission’s position in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), and (2) any broker-dealer who holds existing notes acquired for its own account as a result of market-making activities or other trading activities and who participating in the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The Registrant further acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the exchange notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
     Furthermore, the Registrant acknowledges that it will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the exchange offer a provision providing that if the exchange offeree is a broker-dealer holding existing notes acquired for its own account as a result of market-making activities or other trading activities, that such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in the exchange offer.
     If you have any questions or comments, please contact the undersigned at (714) 373-8300 or Janette A. McMahan of Kirkland & Ellis LLP at (312) 861-2110.

Sincerely,

TRIAD FINANCIAL CORPORATION

/s/ Mike L. Wilhelms

Name:	Mike L. Wilhelms
Title:	Senior Vice President and Chief Financial Officer
cc: Janette A. McMahan, Kirkland & Ellis LLP

 2